NATHANIEL SEGAL

ATTORNEY AT LAW

nsegal@vedderprice.com

September 13, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Christina DiAngelo

Re:	Nuveen Pennsylvania Investment Quality Municipal Fund
(the “Acquiring Fund”) and Nuveen Pennsylvania Premium Income Municipal Fund 2 (“Premium Income”);
File Nos. 811-06265 and 811-07482

To the Commission:

On behalf of the Acquiring Fund and Premium Income, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on September 5, 2013 with respect to the preliminary proxy statements filed by each of the Acquiring Fund and Premium Income on August 29, 2013 on Schedule 14A in connection with the proposed reorganizations of Premium Income, Nuveen Pennsylvania Dividend Advantage Municipal Fund and Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 into the Acquiring Fund.

You asked for confirmation of the rationale for filing the proxy statements under Schedule 14A rather than Form N-14. As the staff is aware, this reorganization is part of a consolidation of the closed-end fund products of Nuveen. The Nuveen closed-end funds have various types of leverage outstanding, including Variable Rate Demand Preferred (“VRDP”) shares. Such shares were initially issued and sold on a private placement basis and are sold only to a limited number of qualified institutional buyers. When this issue was first presented, we discussed various issues with the staff, including the form to be used. Based in part on those discussions with the staff, it was determined that the VRDP shares issued in the reorganizations could be issued pursuant to a private placement exemption and that a proxy statement that related to VRDP shareholders should be presented in a standalone proxy statement rather than in the combined proxy statement/prospectus filed under Form N-14. Because VRDP shares issued in the reorganizations are not registered, Schedule 14A was used.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal